# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: eToro Group Ltd., CIK 0001493318
CUSIP: G32089107
Title of class of securities: Class A common shares, no par value per share
Address of issuer's principal executive offices: 30 SHESHET HAYAMIN STREET, BNEI BRAK, Israel (L3), 5120261
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-25-081496
Filed by CIK 0002069658

## Reporting persons
- Andalusian Private Capital, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Andalusian SPV III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Turkoman Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: eToro Group Ltd.
Address of issuer's principal executive offices: 30 SHESHET HAYAMIN STREET BNEI BRAK, L3, 5120261

## Item 2. Person Filing
Name of person filing:
This statement is being filed by the entities listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Andalusian Private Capital, LP
(ii) Andalusian SPV III, LP
(iii) Turkoman Partners, LP
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 51 John F. Kennedy Parkway, Short Hills, NJ, 07078.
Citizenship: See responses to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to row 9 on each cover page.
Percent of class: See responses to row 11 on each cover page.
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of August 21, 2025 incorporated herein by reference.

## Signatures
- Andalusian Private Capital, LP: /s/ Jeffrey Kaplan, Jeffrey Kaplan / Founder (01/08/2026)
- Andalusian SPV III, LP: /s/ Jeffrey Kaplan, Jeffrey Kaplan / Founder (01/08/2026)
- Turkoman Partners, LP: /s/ Jeffrey Kaplan, Jeffrey Kaplan / Founder (01/08/2026)